UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Core Scientific, Inc.

(Name of Issuer)

Common Stock, par value of $0.00001 per share

(Title of Class of Securities)

21873J108

(CUSIP Number)

January 23, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21873J108

1	Name of Reporting Persons Tospring Technology Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Seychelles

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,735,143
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,735,143
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,735,143(1)(2)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.5%(3)
12	Type of Reporting Person (See Instructions) CO

(1)

On December 21, 2022, the Issuer and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On January 23, 2024, (the “Effective Date”), the joint reorganization plan filed by the Debtor became effective in accordance with its terms. On January 4, 2024, the Bankruptcy Court entered an order authorizing Core Scientific, Inc.’s (the “Issuer”) entry into an Asset Purchase Agreement, dated as of September 5, 2023, and, as amended on November 6, 2023 (together, the “APA”) by and between the Issuer, as purchaser, and Bitmain Technologies Delaware Limited, as vendor (“Bitmain”). Pursuant to the APA, the Issuer agreed with Bitmain, among others, to issue an aggregate amount of 10,735,143 shares to Tospring Technology Limited within five business days after the Effective Date.

(2)

Represents 10,735,143 shares of common stock held by Tospring Technology Limited, a company incorporated in Seychelles. Tospring Technology Limited is a wholly owned subsidiary of Bitmain Technologies Holding Limited, a company incorporated in the Cayman Islands. Bitmain Technologies Holding Limited is ultimately controlled by Mr. Ketuan Zhan.

(3)	This percentage is calculated based on 184,998,580 shares of new common stock reported on the Issuer’s January 23, 2024 Form 8-K and the 10,753,143 additional shares described in note (1).

CUSIP No. 21873J108

1	Name of Reporting Persons Bitmain Technologies Holding Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,735,143
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,735,143
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,735,143
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.5%(4)
12	Type of Reporting Person (See Instructions) CO

(4)

This percentage is calculated based on 184,998,580 shares of new common stock reported on Issuer’s January 23, 2024 Form 8-K and the 10,753,143 shares issued to Tospring Technology Limited pursuant to the APA.

CUSIP No. 21873J108

1	Name of Reporting Persons Ketuan Zhan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Chinese

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,735,143
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,735,143
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,735,143
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.5%(5)
12	Type of Reporting Person (See Instructions) IN

(5)

This percentage is calculated based on 184,998,580 shares of new common stock reported on Issuer’s January 23, 2024 Form 8-K and the 10,753,143 shares issued to Tospring Technology Limited pursuant to the APA.

Item 1.

	(a)	Name of Issuer: Core Scientific, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 838 Walker Road, Suite 21-2105 Dover, Delaware 19904

Item 2.

	(a)	Name of Person Filing: Tospring Technology Limited Bitmain Technologies Holding Limited Ketuan Zhan (collectively, the “Reporting Persons”)

(b)

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Tospring Technology Limited is Vistra Corporate Services Center, Suite 23, 1st Floor, Eden Plaza, Mahé, Seychelles.

The address of the principal business office of Bitmain Technologies Holding Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104.

The address of the principal business office of Ketuan Zhan is Building 1, Courtyard 9, Fenghao East Road, Haidian District, China.

	(c)	Citizenship: Tospring Technology Limited – Seychelles Bitmain Technologies Holding Limited – Cayman Islands Ketuan Zhan – Chinese

	(d)	Title of Class of Securities: Common stock, par value $0.00001 per share.

	(e)	CUSIP Number: 21873J108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 of the respective cover page for the aggregate number of shares that are beneficially owned by each Reporting Person as of January 23, 2024.

(b) Percent of class: See Item 11 of the respective cover page for the percentage of shares that are beneficially owned by each Reporting Person as of January 23, 2024.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv)

Shared power to dispose or to direct the disposition of

See Items 5 through 8 of the respective cover page for the number of shares that are beneficially owned by each Reporting Person as of January 23, 2024 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2024

Tospring Technology Limited

By:	/s/ Ketuan Zhan
Name:	Ketuan Zhan
Title:	Director

Bitmain Technologies Holding Limited

By:	/s/ Ketuan Zhan
Name:	Ketuan Zhan
Title:	Director

Ketuan Zhan

/s/ Ketuan Zhan

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 1, 2024, by and among Tospring Technology Limited, Bitmain Technologies Holding Limited and Ketuan Zhan